

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

William V. Williams
Chief Executive Officer, President and Director
BriaCell Therapeutics Corp.
Suite 300 – 235 15th Street
West Vancouver, BC V7T 2X1

> **Re: BriaCell Therapeutics Corp.**
> **Registration Statement on Form F-1**
> **Filed June 15, 2021**
> **File No. 333-257104**

Dear Dr. Williams:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 or Fredrick Philantrope at (202) 551-6875 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Avital Perlman, Esq.